Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-156118

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Index-Linked Notes Due March 2011
(Linked to the S&P 500® Index)

Final Term Sheet

Aggregate Principal Amount:	$1,724,000

Face Amount:	$1,000 per note

Pricing Date:	January 2, 2009

Issue Date:	January 16, 2009

Index:	S&P 500® Index (Bloomberg Ticker “SPX”)

Maturity Date:

The Maturity Date is March 9, 2011 (the “Stated Maturity Date”) unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. Holders will not be entitled to any interest or other additional payments in the event the Maturity Date is delayed because the Stated Maturity Date is not a Business Day.

Determination Date:

The Determination Date is February 23, 2011, unless that day is not a Trading Day, in which case the Determination Date will be the next following Trading Day, unless postponed due to Market Disruption Events.

Issue Price:	100% of Face Amount of each note

Underwriting commission:	0.25% of Face Amount

Proceeds to Issuer:	99.75% of Face Amount

Redemption Amount:	On the Maturity Date, we will pay in respect of each note an amount in cash, determined by the Calculation Agent as of the Determination Date, as follows:

• If the Final Index Level is greater than or equal to the Index Cap, the Redemption Amount will be the Maximum Redemption.
•

If the Final Index Level is greater than the Initial Index Level, but less than the Index Cap, the Redemption Amount will equal the sum of (1) the Face Amount and (2) the Face Amount × the Participation Rate × the Index Return.

•

If the Final Index Level is (1) equal to the Initial Index Level or (2) less than the Initial Index Level but greater than or equal to the Buffer Level, the Redemption Amount will be 100% of the Face Amount of your note.

•

If the Final Index Level is less than the Buffer Level, the Redemption Amount will equal the sum of (1) the Face Amount and (2) the Face Amount × the Buffer Rate × (the Index Return + the Buffer Amount). In this case, the redemption amount you will receive at maturity shall be less than the principal amount you invested in the notes, and you may lose a significant portion or even all of your investment in the notes.

Index Return:	The Final Index Level minus the Initial Index Level, divided by the Initial Index Level, expressed as a percentage.

Participation Rate:	150%

Initial Index Level:	901.65

Final Index Level:	The closing level of the Index on the Determination Date, as published by the Index Sponsor, subject to the effect of any Market Disruption Event or the Discontinuance or Modification of the Index.

Index Cap:	1191.9813 (132.2% of the Initial Index Level)

Buffer Level:	811.485 (90% of the Initial Index Level)

Buffer Rate:	The quotient of the initial index level divided by the buffer level, which equals approximately 111.11%.

Buffer Amount:	10%

Maximum Redemption:	148.3% of the Face Amount

CUSIP:	00083D770

ISIN:	US00083D7701

Interest:	The notes will not bear any interest.

Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system.

Standard & Poor’s and Goldman, Sachs & Co. have entered into a non-transferable, non-exclusive license agreement granting Goldman, Sachs & Co., its affiliates and its sub-licensees, in exchange for a fee, the right to use the Index in connection with the issuance of certain securities, including the notes.  The Issuer is a sub-licensee of the license granted to Goldman, Sachs & Co.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P does not make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance.  S&P’s only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index, which index is determined, composed and calculated by S&P without regard to the licensee or the notes.  S&P has no obligation to take the needs of the licensee or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P NOR ITS AFFILIATES GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P OR ITS AFFILIATES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.